Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015
Strong volume growth of 3.0% combined with higher price of 1.8%; Organic growth and cost reduction programs on track to support a strong second-half 2015 performance;  2015 outlook updated to reflect certain costs items;
Annual cash dividend increase of 6.3%; Board authorizes annual share repurchase program of up to 10 million shares

Toronto, Ontario – July 30, 2015 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) today reported its financial results for the three and six months ended June 30, 2015.

Second quarter highlights
-	Volume up 3.0% and price up 1.8%, assuming a foreign currency exchange ("FX") rate of parity (“FX parity”).
-	Consolidated revenues of $493.0 million (net of divestitures), up 0.4% on a constant currency basis.
-	Adjusted EBITDA(A) of $120.3 million, down (3.3%) on a constant currency basis, reflecting one-time costs related to the flooding in the West region during the quarter.
-	Adjusted net income(A) per share of $0.29.
-	2015 outlook updated to reflect unanticipated costs in the West region during the quarter, as well as previously reported one-time costs in the first quarter.
-	Completed an amendment and re-pricing of senior secured credit facility that will result in reduced interest expense.
-	Returned $92.6 million to shareholders in the quarter through the repurchase and cancellation of approximately 2.7 million shares and the payment of a quarterly dividend.
-	Board of Directors declares increase of 6.3% to annual cash dividend effective September 30, 2015.
-	Board of Directors authorizes an annual normal course issuer bid for the repurchase of up to 10 million shares, subject to TSX approval

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“We achieved strong top line performance in the second quarter, driven by encouraging volume growth of 3.0% as well as higher price of 1.8%,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions Ltd.  “Volume growth was the highest we have achieved since 2010, with improvement in our North, East and West regions, and across service lines, with the most notable increases in our commercial and residential collection lines and at our transfer stations and certain landfills.  This demonstrates the effectiveness of our organic growth programs, as well as signs of a more supportive economic environment in the markets we serve.”

Mr. Quarin continued, “Our operational excellence program is proceeding as expected, and we are pleased with the early indicators of improvement.  We note that the impact of the flood in our Texas markets in the quarter resulted in higher expenses for disposal and labor, which obscured the results of some of our cost reduction efforts in our West region.  We are updating our outlook for 2015 to reflect unanticipated operating costs of approximately $10 million in our West region, as well as previously reported one-time costs of approximately $4.5 million that we incurred in the first quarter.  Excluding these year-to-date cost items, we are on track with our prior outlook and expect to achieve adjusted EBITDA(A) margins of approximately 28% in the second half of the year, as our organic growth and cost reduction programs take further hold.”

“We are staying focused on generating cash and allocating capital to where it will earn the highest return,” Mr. Quarin added.  “We remain on target with the replacement capital expenditures in our 2015 plan.  Municipal contract wins require an additional $10 million of growth capital this year, which is reflected in our updated outlook, but will contribute to earnings in 2016.  We expect to exit this year with a foundation firmly in place for adjusted EBITDA(A) and free cash flow(B) growth in 2016, as we benefit from our operational excellence program and new municipal contracts.  It is this expectation that gives us confidence in increasing returns to our shareholders and raising our cash dividend by more than 6.0%.”

Three months ended June 30, 2015
Reported revenues decreased ($20.5) million or (4.0)% from $513.5 million in the second quarter of 2014 to $493.0 million in the second quarter of 2015.  Expressed on a reportable basis, and assuming a FX rate of parity between the Canadian and U.S. dollar, revenues increased 0.6%.  This increase was due in large part to a 1.8% increase in overall pricing and higher volumes of 3.0%, partially offset by net acquisitions (2.2%), and lower fuel surcharges.

Progressive Waste Solutions Ltd. – July 30, 2015 - 1

Operating income was $48.2 million in the second quarter of 2015 versus $78.1 million in the second quarter of 2014.  Net income was $37.1 million versus $40.9 million in the second quarters of 2015 and 2014, respectively.

Adjusted amounts
Adjusted EBITDA(A) was $120.3 million in the second quarter of 2015 versus $131.9 million posted in the same quarter a year ago.  Adjusted operating EBIT(A) was $51.3 million or (35.6)% lower in the quarter compared to $79.8 million in the same period last year.  Adjusted net income(A) was $32.1 million, or $0.29 per diluted share, compared to $47.2 million, or $0.41 per diluted share in the comparative period.

Six months ended June 30, 2015
For the six months ended June 30, 2015, reported revenues decreased ($30.1) million or (3.1)% from $983.3 million in 2014 to $953.2 million in 2015.  Expressed on a reportable basis and at FX parity, revenues increased 1.3% on a comparative basis.  The increase is due in large part to a 1.9% increase in overall pricing and higher volumes of 2.0%, partially offset by declines in fuel surcharges and net acquisitions.

For the six months ended June 30, operating income was $97.4 million in 2015 versus $119.4 million in 2014.  Net income was $55.3 million versus $66.8 million for the six months ended June 30, 2015 and 2014, respectively.

Adjusted amounts
For the six months ended June 30, adjusted EBITDA(A) was $227.1 million or (7.2)% lower in 2015 versus the $244.7 million posted in 2014.  Adjusted operating EBIT(A) was $103.4 million compared to the $122.4 million recorded last year.  Adjusted net income(A) was $60.3 million, or $0.54 per diluted share, compared to $72.0 million, or $0.63 per diluted share in the same period last year.

2015 Outlook Update
The Company is updating its 2015 outlook in light of certain results realized through the second quarter this year, coupled with certain renewed expectations for the balance of 2015.    Details for each of these updates are outlined in the Changes to assumptions and impact on 2015 guidance outlook section of this press release.

Our updated outlook for the fiscal year ended 2015 is as follows (in millions of U.S. dollars, except per share amounts, Canadian dollars (“C$”) and where otherwise stated):

	2015 Outlook (Currency of USD 0.80/CAD)	Updated 2015 Outlook (Currency of USD 0.80/CAD)	Impact

Revenue	$1,925 to $1,945	$1,925 to $1,945	No change
Adjusted EBITDA(A)	$515 to $535	$500 to $515	Decrease
Adjusted EBITDA(A)	26.7% to 27.5%	26.0% to 26.5%	Decrease
margins
Amortization expense, as a percentage of revenue	14.40%	14.20%	Decrease
Adjusted operating EBIT(A)	$235 to $255	$225 to $240	Decrease
Interest on long-term debt	$57	$59	Increase
Effective tax rate as a percentage of income before income	25%	22%	Decrease
tax expense
Cash taxes (expressed on an adjusted basis)	$35	$30	Decrease
Adjusted net income(A)	$1.26 to $1.39	$1.20 to $1.34	Decrease
per diluted share
Free cash flow(B)	$190 to $205	$165 to $180	Decrease
Capital and landfill expenditures	$240	$250	Increase
including proceeds on sale(1)
Expected annual cash dividend, payable on a quarterly basis	C$0.64 per share	C$0.64 per share, increased to C$0.68 per share effective September 30, 2015	Increase
Notes:
(1)Excludes proceeds from the sale of Long Island, New York operations

Progressive Waste Solutions Ltd. – July 30, 2015 - 2

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
(“Statement of Operations and Comprehensive Income or Loss”)
For the periods ended June 30, 2015 and 2014 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)
	Three months ended			Six months ended
	2015	2014	(C)	2015	2014	(C)

REVENUES	$492,965	$513,501		$953,170	$983,271
EXPENSES
OPERATING	319,889	329,857		617,389	632,334
SELLING, GENERAL AND ADMINISTRATION	53,497	53,392		112,213	109,178
RESTRUCTURING	2,408	-		2,408	-
AMORTIZATION	69,443	72,069		133,452	139,276
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(503)	(19,959)		(9,697)	(16,926)
OPERATING INCOME	48,231	78,142		97,405	119,409
INTEREST ON LONG-TERM DEBT	15,561	15,836		31,017	30,779
NET FOREIGN EXCHANGE GAIN	(161)	(237)		(444)	(184)
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS	(12,217)	7,149		(1,458)	10,484
LOSS ON EXTINGUISHMENT OF DEBT	2,723	-		2,723	-
RE-MEASUREMENT GAIN ON PREVIOUSLY HELD EQUITY INVESTMENT	-	-		-	(5,156)
INCOME BEFORE INCOME TAX EXPENSE (RECOVERY) AND NET
LOSS FROM EQUITY ACCOUNTED INVESTEE	42,325	55,394		65,567	83,486
INCOME TAX EXPENSE (RECOVERY)
Current	7,494	10,012		12,331	15,590
Deferred	(2,299)	4,530		(2,015)	1,043
	5,195	14,542		10,316	16,633
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	-	-		-	82
NET INCOME	37,130	40,852		55,251	66,771

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	7,756	17,154		(33,926)	(1,583)

Settlement of derivatives designated as cash flow hedges,
net of income tax $nil and $nil (2014 - $nil and ($225))	-	-		-	418
	-	-		-	418
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	7,756	17,154		(33,926)	(1,165)
COMPREHENSIVE INCOME	$44,886	$58,006		$21,325	$65,606

Net income per weighted average share, basic and diluted	$0.33	$0.36		$0.49	$0.58
Weighted average number of shares outstanding
(thousands), basic and diluted	110,860	115,030		111,676	115,103

Progressive Waste Solutions Ltd. – July 30, 2015 - 3

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets (“Balance Sheet”)
June 30, 2015 (unaudited) and December 31, 2014 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)
	June 30,	December 31,
	2015	2014
ASSETS
CURRENT
Cash and cash equivalents	$39,634	$41,636
Accounts receivable	216,058	216,201
Other receivables	80	47
Prepaid expenses	45,451	35,589
Income taxes recoverable	10,481	1,646
Restricted cash	542	521
	312,246	295,640

NET ASSETS HELD FOR SALE	-	61,016
OTHER RECEIVABLES	5,349	5,460
FUNDED LANDFILL POST-CLOSURE COSTS	10,774	11,365
INTANGIBLES	162,257	165,929
GOODWILL	889,987	937,294
LANDFILL DEVELOPMENT ASSETS	13,808	14,463
DEFERRED FINANCING COSTS	17,706	14,417
CAPITAL ASSETS	939,179	928,550
LANDFILL ASSETS	917,854	936,095
INVESTMENTS	830	892
OTHER ASSETS	5,588	5,315
TOTAL ASSETS	$3,275,578	$3,376,436

LIABILITIES
CURRENT
Accounts payable	$98,583	$86,825
Accrued charges	145,858	174,331
Dividends payable	14,020	15,517
Income taxes payable	1,517	5,933
Deferred revenues	17,569	16,323
Current portion of long-term debt	462	5,428
Landfill closure and post-closure costs	8,938	9,519
Other liabilities	18,401	16,558
	305,348	330,434

LONG-TERM DEBT	1,581,469	1,552,617
LANDFILL CLOSURE AND POST-CLOSURE COSTS	124,731	120,626
OTHER LIABILITIES	14,128	17,118
DEFERRED INCOME TAXES	123,127	126,848
TOTAL LIABILITIES	2,148,803	2,147,643

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 108,835,675 (December 31, 2014 - 112,106,839))	1,691,936	1,734,372
Restricted shares (issued and outstanding - 465,639 (December 31, 2014 - 399,228))	(11,482)	(9,184)
Additional paid in capital	4,980	4,023
Accumulated deficit	(401,487)	(377,172)
Accumulated other comprehensive loss	(157,172)	(123,246)
Total shareholders' equity	1,126,775	1,228,793
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,275,578	$3,376,436

Progressive Waste Solutions Ltd. – July 30, 2015 - 4

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the periods ended June 30, 2015 and 2014 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended		Six months ended
	2015	2014	2015	2014

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$37,130	$40,852	$55,251	$66,771
Items not affecting cash
Restricted share expense	1,234	778	2,040	1,494
Loss on extinguishment of debt	2,723	-	2,723	-
Accretion of landfill closure and post-closure costs	1,604	1,538	3,203	3,077
Amortization of intangibles	10,789	13,899	22,087	27,797
Amortization of capital assets	37,204	37,723	73,313	74,878
Amortization of landfill assets	21,450	20,447	38,052	36,601
Interest on long-term debt (amortization of deferred financing costs)	773	866	1,537	1,720
Non-cash interest income	(67)	-	(132)	-
Net gain on sale of capital and landfill assets	(503)	(19,959)	(9,697)	(16,926)
Net (gain) loss on financial instruments	(12,217)	7,149	(1,458)	10,484
Re-measurement gain on previously held equity investment	-	-	-	(5,156)
Deferred income taxes	(2,299)	4,530	(2,015)	1,043
Net loss from equity accounted investee	-	-	-	82
Landfill closure and post-closure expenditures	(1,266)	(1,302)	(2,313)	(2,113)
Changes in non-cash working capital items	(10,497)	5,595	(8,358)	(12,764)
Cash generated from operating activities	86,058	112,116	174,233	186,988
INVESTING
Acquisitions	(133)	(1,453)	(29,971)	(9,751)
Restricted cash deposits	(21)	(21)	(21)	(22)
Investment in other receivables	(181)	(67)	(204)	(67)
Proceeds from other receivables	16	18	26	37
Funded landfill post-closure costs	(71)	(238)	(358)	(582)
Purchase of capital assets	(61,239)	(57,999)	(112,471)	(92,429)
Purchase of landfill assets	(14,202)	(15,343)	(24,166)	(24,751)
Proceeds from the sale of capital and landfill assets	917	23,162	2,180	23,523
Proceeds from asset divestiture	-	-	76,190	-
Investment in landfill development assets	(126)	(276)	(193)	(462)
Cash utilized in investing activities	(75,040)	(52,217)	(88,988)	(104,504)
FINANCING
Payment of deferred financing costs	(6,452)	-	(6,452)	(48)
Proceeds from long-term debt	638,175	28,119	731,204	101,930
Repayment of long-term debt	(547,408)	(72,961)	(680,665)	(137,809)
Proceeds from the exercise of stock options	(107)	35	(54)	67
Repurchase of common shares and related costs	(78,026)	(10,929)	(93,310)	(10,929)
Purchase of, net of proceeds from, restricted shares	(874)	(558)	(3,355)	(4,013)
Dividends paid to shareholders	(14,575)	(15,842)	(29,079)	(31,498)
Cash utilized in financing activities	(9,267)	(72,136)	(81,711)	(82,300)
Effect of foreign currency translation on cash and cash equivalents	949	1,897	(5,536)	(222)
NET CASH INFLOW (OUTFLOW)	2,700	(10,340)	(2,002)	(38)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	36,934	42,282	41,636	31,980
CASH AND CASH EQUIVALENTS, END OF PERIOD	$39,634	$31,942	$39,634	$31,942
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$39,631	$31,939	$39,631	$31,939
Cash equivalents	3	3	3	3
	$39,634	$31,942	$39,634	$31,942
Cash paid during the period for:
Income taxes	$9,676	$10,879	$22,638	$23,201
Interest	$15,600	$15,785	$30,643	$30,154

Progressive Waste Solutions Ltd. – July 30, 2015 - 5

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three and six months ended June 30, 2015.

			Three months ended
	June 30, 2014	June 30, 2015	June 30, 2015	June 30, 2015	June 30, 2015
	(as reported)(C)(E)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$513,501	$2,176	$515,677	$(22,712)	$492,965
Operating expenses	329,857	3,062	332,919	(13,030)	319,889
Selling, general and administration	53,392	2,614	56,006	(2,509)	53,497
Restructuring expenses	-	2,563	2,563	(155)	2,408
Amortization	72,069	201	72,270	(2,827)	69,443
Net gain on sale of capital and landfill assets	(19,959)	19,422	(537)	34	(503)
Operating income	78,142	(25,686)	52,456	(4,225)	48,231
Interest on long-term debt	15,836	1,716	17,552	(1,991)	15,561
Net foreign exchange gain	(237)	55	(182)	21	(161)
Net loss (gain) on financial instruments	7,149	(20,766)	(13,617)	1,400	(12,217)
Loss on extinguishment of debt	-	3,067	3,067	(344)	2,723
Income before net income tax expense	55,394	(9,758)	45,636	(3,311)	42,325
Net income tax expense	14,542	(8,624)	5,918	(723)	5,195
Net income	$40,852	$(1,134)	$39,718	$(2,588)	$37,130

Adjusted EBITDA(A)	$131,883	$(4,409)	$127,474	$(7,198)	$120,276
Adjusted EBITA(A)	$73,713	$(7,433)	$66,280	$(4,658)	$61,622
Adjusted operating income or adjusted operating EBIT(A)	$79,773	$(24,034)	$55,739	$(4,403)	$51,336
Adjusted net income(A)	$47,237	$(13,277)	$33,960	$(1,901)	$32,059
Free cash flow(B)	$57,107	$(36,784)	$20,323	$(1,830)	$18,493

Progressive Waste Solutions Ltd. – July 30, 2015 - 6

				Six months ended
	June 30, 2014	June 30, 2015	June 30, 2015	June 30, 2015	June 30, 2015
	(as reported)(C)(E)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$983,271	$11,810	$995,081	$(41,911)	$953,170
Operating expenses	632,334	9,563	641,897	(24,508)	617,389
Selling, general and administration	109,178	8,431	117,609	(5,396)	112,213
Restructuring expenses	-	2,563	2,563	(155)	2,408
Amortization	139,276	(464)	138,812	(5,360)	133,452
Net gain on sale of capital and landfill assets	(16,926)	7,187	(9,739)	42	(9,697)
Operating income	119,409	(15,470)	103,939	(6,534)	97,405
Interest on long-term debt	30,779	4,164	34,943	(3,926)	31,017
Net foreign exchange gain	(184)	(316)	(500)	56	(444)
Net loss (gain) on financial instruments	10,484	(11,953)	(1,469)	11	(1,458)
Loss on extinguishment of debt	-	3,067	3,067	(344)	2,723
Re-measurement gain on previously held
equity investment	(5,156)	5,156	-	-	-
Income before net income tax expense and
net loss from equity accounted investee	83,486	(15,588)	67,898	(2,331)	65,567
Net income tax expense	16,633	(5,750)	10,883	(567)	10,316
Net loss from equity accounted investee	82	(82)	-	-	-
Net income	$66,771	$(9,756)	$57,015	$(1,764)	$55,251

Adjusted EBITDA(A)	$244,745	$(5,398)	$239,347	$(12,199)	$227,148
Adjusted EBITA(A)	$133,266	$(10,007)	$123,259	$(7,476)	$115,783
Adjusted operating income or adjusted operating EBIT(A)	$122,395	$(12,122)	$110,273	$(6,880)	$103,393
Adjusted net income(A)	$71,989	$(9,442)	$62,547	$(2,246)	$60,301
Free cash flow(B)	$105,640	$(49,382)	$56,258	$(3,080)	$53,178

Progressive Waste Solutions Ltd. – July 30, 2015 - 7

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)
	Three months ended		Six months ended
		June 30		June 30
	2015	2014	2015	2014

Operating income	$48,231	$78,142	$97,405	$119,409
Transaction and related costs (recoveries) - SG&A	31	141	259	(942)
Fair value movements in stock options - SG&A(*)	(1,193)	(314)	(464)	1,740
Restricted share expense - SG&A(*)	602	441	913	825
Non-operating or non-recurring expenses - SG&A	1,257	1,363	2,872	1,363
Restructing expenses	2,408	-	2,408	-
Adjusted operating income or adjusted operating EBIT(A)	51,336	79,773	103,393	122,395
Net gain on sale of capital and landfill assets	(503)	(19,959)	(9,697)	(16,926)
Amortization	69,443	72,069	133,452	139,276
Adjusted EBITDA(A)	120,276	131,883	227,148	244,745
Amortization of capital and landfill assets	(58,654)	(58,170)	(111,365)	(111,479)
Adjusted EBITA(A)	$61,622	$73,713	$115,783	$133,266

Net income	$37,130	$40,852	$55,251	$66,771
Transaction and related costs (recoveries) - SG&A	31	141	259	(942)
Fair value movements in stock options - SG&A(*)	(1,193)	(314)	(464)	1,740
Restricted share expense - SG&A(*)	602	441	913	825
Non-operating or non-recurring expenses - SG&A	1,257	1,363	2,872	1,363
Restructing expenses	2,408	-	2,408	-
Net (gain) loss on financial instruments	(12,217)	7,149	(1,458)	10,484
Loss on extinguishment of debt	2,723	-	2,723	-
Re-measurement gain on previously held equity investment	-	-	-	(5,156)
Net income tax expense (recovery)	1,318	(2,395)	(2,203)	(3,096)
Adjusted net income(A)	$32,059	$47,237	$60,301	$71,989
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.

Adjusted net income (A)
per weighted average share, basic	$0.29	$0.41	$0.54	$0.63
Adjusted net income (A)
per weighted average share, diluted	$0.29	$0.41	$0.54	$0.63

Replacement and growth expenditures (E)
Replacement expenditures	$58,894	$49,697	$90,730	$73,590
Growth expenditures	21,795	22,949	44,091	43,055
Total replacement and growth expenditures	$80,689	$72,646	$134,821	$116,645

Cash flow
Cash generated from operating activities (statement of cash flows)	$86,058	$112,116	$174,233	$186,988
Free cash flow(B)	$18,493	$57,107	$53,178	$105,640
Free cash flow (B)
per weighted average share, diluted	$0.17	$0.50	$0.48	$0.92

Dividends
Dividends paid (common shares)	$14,575	$15,842	$29,079	$31,498

Progressive Waste Solutions Ltd. – July 30, 2015 - 8

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency section of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

			Three months ended
					June 30
	2014	2015		2015
	(as reported)(C)(D)	(holding FX constant with the comparative period)	Change	(as reported)	Change

Revenues	$513,501	$515,677	$2,176	$492,965	$(20,536)
North	$192,444	$201,327	$8,883	$178,615	$(13,829)
West	$151,180	$165,614	$14,434	$165,614	$14,434
East	$169,877	$148,736	$(21,141)	$148,736	$(21,141)

Operating expenses	$329,857	$332,919	$3,062	$319,889	$(9,968)
North	$114,434	$115,465	$1,031	$102,435	$(11,999)
West	$97,522	$115,108	$17,586	$115,108	$17,586
East	$117,901	$102,346	$(15,555)	$102,346	$(15,555)

SG&A (as reported)	$53,392	$56,006	$2,614	$53,497	$105
North	$12,907	$16,405	$3,498	$14,549	$1,642
West	$13,208	$15,769	$2,561	$15,769	$2,561
East	$12,058	$14,174	$2,116	$14,174	$2,116
Corporate	$15,219	$9,658	$(5,561)	$9,005	$(6,214)

EBITDA(A) (as reported)	$130,252	$126,752	$(3,500)	$119,579	$(10,673)
North	$65,103	$69,457	$4,354	$61,631	$(3,472)
West	$40,450	$34,737	$(5,713)	$34,737	$(5,713)
East	$39,918	$32,216	$(7,702)	$32,216	$(7,702)
Corporate	$(15,219)	$(9,658)	$5,561	$(9,005)	$6,214

Adjusted SG&A	$51,761	$55,284	$3,523	$52,800	$1,039
North	$12,907	$15,148	$2,241	$13,292	$385
West	$13,208	$15,769	$2,561	$15,769	$2,561
East	$12,058	$14,174	$2,116	$14,174	$2,116
Corporate	$13,588	$10,193	$(3,395)	$9,565	$(4,023)

Adjusted EBITDA(A)	$131,883	$127,474	$(4,409)	$120,276	$(11,607)
North	$65,103	$70,714	$5,611	$62,888	$(2,215)
West	$40,450	$34,737	$(5,713)	$34,737	$(5,713)
East	$39,918	$32,216	$(7,702)	$32,216	$(7,702)
Corporate	$(13,588)	$(10,193)	$3,395	$(9,565)	$4,023

Progressive Waste Solutions Ltd. – July 30, 2015 - 9

			Six months ended
					June 30
	2014	2015		2015
	(as reported)(C)(D)	(holding FX constant with the comparative period)	Change	(as reported)	Change

Revenues	$983,271	$995,081	$11,810	$953,170	$(30,101)
North	$359,805	$374,407	$14,602	$332,496	$(27,309)
West	$294,951	$324,006	$29,055	$324,006	$29,055
East	$328,515	$296,668	$(31,847)	$296,668	$(31,847)

Operating expenses	$632,334	$641,897	$9,563	$617,389	$(14,945)
North	$212,733	$218,941	$6,208	$194,433	$(18,300)
West	$188,176	$217,998	$29,822	$217,998	$29,822
East	$231,425	$204,958	$(26,467)	$204,958	$(26,467)

SG&A (as reported)	$109,178	$117,609	$8,431	$112,213	$3,035
North	$25,888	$31,018	$5,130	$27,546	$1,658
West	$25,454	$29,398	$3,944	$29,398	$3,944
East	$25,563	$30,252	$4,689	$30,252	$4,689
Corporate	$32,273	$26,941	$(5,332)	$25,017	$(7,256)

EBITDA(A) (as reported)	$241,759	$235,575	$(6,184)	$223,568	$(18,191)
North	$121,184	$124,448	$3,264	$110,517	$(10,667)
West	$81,321	$76,610	$(4,711)	$76,610	$(4,711)
East	$71,527	$61,458	$(10,069)	$61,458	$(10,069)
Corporate	$(32,273)	$(26,941)	$5,332	$(25,017)	$7,256

Adjusted SG&A	$106,192	$113,837	$7,645	$108,633	$2,441
North	$25,888	$29,761	$3,873	$26,289	$401
West	$25,454	$29,398	$3,944	$29,398	$3,944
East	$25,563	$30,252	$4,689	$30,252	$4,689
Corporate	$29,287	$24,426	$(4,861)	$22,694	$(6,593)

Adjusted EBITDA(A)	$244,745	$239,347	$(5,398)	$227,148	$(17,597)
North	$121,184	$125,705	$4,521	$111,774	$(9,410)
West	$81,321	$76,610	$(4,711)	$76,610	$(4,711)
East	$71,527	$61,458	$(10,069)	$61,458	$(10,069)
Corporate	$(29,287)	$(24,426)	$4,861	$(22,694)	$6,593

Progressive Waste Solutions Ltd. – July 30, 2015 - 10

Revenues
Gross revenue by service type
The table below outlines gross revenue by service type prepared on a consolidated basis and includes the impact of FX.
	Three months ended						Six months ended
			June 30				June 30
	2015	%	2014	%	2015	%	2014	%

Commercial	$166,850	33.8	$176,755	34.4	$336,443	35.3	$349,817	35.6
Industrial	90,482	18.4	93,923	18.3	172,532	18.1	176,520	18.0
Residential	112,770	22.9	115,157	22.4	221,563	23.2	225,076	22.9
Transfer and disposal	168,921	34.3	185,064	36.0	309,921	32.5	333,755	33.9
Recycling	12,596	2.6	16,654	3.2	24,734	2.6	33,093	3.4
Other	13,045	2.6	9,536	1.9	24,641	2.6	19,164	1.9
Gross revenues	564,664	114.6	597,089	116.2	1,089,834	114.3	1,137,425	115.7

Intercompany	(71,699)	(14.6)	(83,588)	(16.2)	(136,664)	(14.3)	(154,154)	(15.7)
Revenues	$492,965	100.0	$513,501	100.0	$953,170	100.0	$983,271	100.0

Revenue growth or decline components by geography and consolidated – expressed in percentages and excluding FX
The table below has been prepared assuming Canadian and U.S. dollar parity except for percentages that include FX.

	Three months ended		Six months ended
		June 30		June 30
	2015	2014	2015	2014

Price
Price(1)	1.8	2.0	1.9	2.0
Fuel surcharges	(1.4)	-	(1.1)	(0.1)
Recycling and other	(0.6)	0.2	(0.8)	0.3
Total price (decline) growth	(0.2)	2.2	-	2.2

Volume	3.0	(0.2)	2.0	(1.1)
Total organic growth	2.8	2.0	2.0	1.1

Net acquisitions	(2.2)	(0.1)	(0.7)	(0.2)
Total growth excluding FX	0.6	1.9	1.3	0.9

FX	(4.6)	(2.5)	(4.4)	(2.9)
Total decline including FX	(4.0)	(0.6)	(3.1)	(2.0)

(1)Price reflects organic average price change, net of rollbacks and excludes fuel surcharges.

Progressive Waste Solutions Ltd. – July 30, 2015 - 11

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
Three months ended	Six months ended
June 30	June 30
2015	2014	(E)	Change	2015	2014	(E)	Change

Cash generated from operating activities	$86,058	$112,116	$(26,058)	$174,233	$186,988	$(12,755)

Operating and investing
Stock option (recovery) expense(*)	(1,193)	(314)	(879)	(464)	1,740	(2,204)
LTIP portion of restricted share expense	(632)	(337)	(295)	(1,127)	(669)	(458)
Acquisition and related
costs (recoveries)	31	141	(110)	259	(942)	1,201
Non-operating or non-recurring expenses	1,257	1,363	(106)	2,872	1,363	1,509
Restructuring expenses	2,408	-	2,408	2,408	-	2,408
Changes in non-cash working capital items	10,497	(5,595)	16,092	8,358	12,764	(4,406)
Capital and landfill asset purchases	(75,441)	(73,342)	(2,099)	(136,637)	(117,180)	(19,457)
Capital and landfill asset working capital changes	(5,248)	696	(5,944)	1,816	535	1,281
Proceeds from the sale of capital and landfill assets	917	23,162	(22,245)	2,180	23,523	(21,343)

Financing
Purchase of restricted shares(*)	-	(546)	546	(276)	(2,298)	2,022
Net realized foreign
exchange gain	(161)	(237)	76	(444)	(184)	(260)
Free cash flow(B)	$18,493	$57,107	$(38,614)	$53,178	$105,640	$(52,462)

Note:
(*)Amounts exclude LTIP compensation.

Progressive Waste Solutions Ltd. – July 30, 2015 - 12

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which reflects how we manage the business and our free cash flow(B).

	Three months ended				Six months ended
				June 30				June 30
	2015	2014	(E)	Change	2015	2014	(E)	Change

Adjusted EBITDA(A)	$120,276	$131,883		$(11,607)	$227,148	$244,745		$(17,597)

Purchase of restricted shares(*)	-	(546)		546	(276)	(2,298)		2,022
Capital and landfill asset purchases	(75,441)	(73,342)		(2,099)	(136,637)	(117,180)		(19,457)
Capital and landfill asset non-cash working capital changes	(5,248)	696		(5,944)	1,816	535		1,281
Proceeds from the sale of capital and landfill assets	917	23,162		(22,245)	2,180	23,523		(21,343)
Landfill closure and post- closure expenditures	(1,266)	(1,302)		36	(2,313)	(2,113)		(200)
Landfill closure and post- closure cost accretion expense	1,604	1,538		66	3,203	3,077		126
Interest on long-term debt	(15,561)	(15,836)		275	(31,017)	(30,779)		(238)
Non-cash interest expense	706	866		(160)	1,405	1,720		(315)
Current income tax expense	(7,494)	(10,012)		2,518	(12,331)	(15,590)		3,259
Free cash flow(B)	$18,493	$57,107		$(38,614)	$53,178	$105,640		$(52,462)

Note:
(*)Amounts exclude LTIP compensation.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
At June 30, 2015, the ratio of funded debt to EBITDA is 3.12 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada.  Based on our 2015 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,600.  Adjusted EBITDA(A) is similarly impacted by approximately $2,800, assuming a strengthening U.S. dollar.  The impact on adjusted net income(A) and free cash flow(B) for a similar change in FX rate, results in an approximately $1,000 decline for each.  Should the U.S. dollar weaken by one cent, our reported revenues, adjusted EBITDA(A), adjusted net income(A) and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar.

Progressive Waste Solutions Ltd. – July 30, 2015 - 13

	2015			2014
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.8620		$0.9052
March 31	$0.7885	$0.8057	$0.8057	$0.9047	$0.9062	$0.9062
June 30	$0.8017	$0.8134	$0.8095	$0.9367	$0.9170	$0.9116

Progressive Waste Solutions Ltd. – July 30, 2015 - 14

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.17 Canadian per share to shareholders of record on September 30, 2015.  The dividend will be paid on October 15, 2015.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Definitions and Notes

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time, including branding costs.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance, including legal costs related thereto, and employee relocation.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B).  In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – as a non-cash item, loss on extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Progressive Waste Solutions Ltd. – July 30, 2015 - 15

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.
Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures is important for investors and is used by management to manage its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

(C) Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively “facility costs”, incurred at our operating locations have been reclassified from SG&A expense to operating expenses.  Facility costs incurred by our corporate, region and area offices remain in SG&A expense.  The reclassification better reflects these costs as costs of our operations and aligns the classification of these costs on a basis consistent with our peers.  Prior period amounts have been reclassified to conform to the current period presentation and the reclassification had no impact on operating income and our results.

(D) Effective with the release of our first quarter 2015 results, we announced the reorganization of our regional management structure.  Our previously reported U.S. northeast segment was joined by a portion of our previously reported U.S. south segment, and combined became our East segment.  The remainder of our previously reported U.S. south segment was renamed our West segment.  Our previously reported Canadian segment was renamed the North segment.  These segment changes were made to align with our reorganized management structure.  The objective of the reorganization was to satisfy our profitability and shareholder return goals outlined in our five year plan, which includes the optimization of our area management teams and the streamlining of certain corporate office functions.  In connection with this reorganization, all previously reported segment amounts and discussions have been adjusted to conform to the current period segment information, comprising the North, East and West.

(E) We manage our capital and landfill spending based on the goods and services we receive in a particular period or year and our outlook is presented on a similar basis.  Accordingly, to align our reporting of free cash flow(B) with our management of capital and landfill spending, we have adjusted our reported amounts of free cash flow(B) to include the working capital adjustment for both expenditures, thereby reflecting our receipt of capital and landfill assets in a reporting period.  The prior period presentation of free cash flow(B) reflects this change and conforms with the current period presentation.

Guidance Outlook

Progressive Waste Solutions Ltd. – July 30, 2015 - 16

Included in our press release for the fourth quarter and year ended December 31, 2014, issued February 26, 2015, was our outlook for the fiscal year ending December 31, 2015, including our 2015 outlook assumptions and factors. On July 30, 2015, we refined our guidance for the fiscal year ending December 31, 2015.  Details of the changes to our assumptions and their impact on our 2015 guidance outlook are provided below.
Changes to assumptions and impact on 2015 guidance outlook
(All amounts are in thousands of U.S. dollars, unless otherwise stated)

Adjusted EBITDA(A) and Adjusted EBITDA(A) margin
Our outlook for adjusted EBITDA(A) has declined.  Higher operating expenses due to the floods in Texas, coupled with higher costs of insurable risk and bad debt expense, are the principal contributors to higher operating expenses than we had originally anticipated for 2015.  Accordingly, we expect to deliver adjusted EBITDA(A) of approximately $500,000 to $515,000 in 2015, which compares to our original expectation of $515,000 to $535,000, both of which are translated at eighty cents U.S.  With no anticipated change to our revenue expectation for the year, we expect lower adjusted EBITDA(A) margins of approximately 26.0% to 26.5%.

Amortization expense, as a percentage of revenue
Our outlook for amortization expense declined 20 basis points from 14.4% to 14.2% of revenue.  This reduction reflects a slower pace of capital receipt than we had originally expected for the first half of 2015.

Adjusted operating EBIT(A)
Adjusted operating EBIT(A) reflects lower adjusted EBITDA(A), partially offset by a decline in amortization expense.  The reasons for each change are outlined above.

Interest on long-term debt
Our updated outlook reflects higher interest expense due to higher than anticipated borrowings in the first half of the year.  Share repurchases slated for the back-half of the year were brought forward to the first half of 2015 and was the primary cause of higher than anticipated borrowings.  Slightly higher borrowing rates also contributed to the year-to-date increase in interest expense compared to our expectations. Going forward, higher than expected debt levels will be offset by lower borrowing costs due to the June 30th amendment and restatement of our consolidated facility.  Accordingly, we expect interest on long-term debt to increase by approximately $2,000 for the year.

Effective tax rate as a percentage of income before income tax expense
Based on our year-to-date results, our updated outlook reflects a lower expected effective tax rate for 2015.  This change reflects proportionally higher income generated by our North segment than our original guidance outlook anticipated.  Higher income generated in a lower tax jurisdiction results in a lower consolidated tax rate.  In addition, we recognized a deferred tax recovery in connection with the amendment and restatement of our consolidated facility that wasn’t originally contemplated as well.

Cash taxes (expressed on an adjusted basis)
Based on our year-to-date results, our updated outlook reflects lower expected cash taxes for 2015.  This change reflects lower expected withholding taxes since the financing of our share repurchases have been predominantly from Canadian source.  In addition, lower state taxes due to the Texas floods in the second quarter this year have also reduced our expectations for cash taxes in 2015.

Adjusted net income(A) per diluted share
Adjusted net income(A) per diluted share reflects lower adjusted EBITDA(A), partially offset by lower amortization and lower income tax expense.  The decline, expressed on a per share basis is about five and one half cents at the mid-point.

Free cash flow(B) and items impacting free cash flow(B)
We expect free cash flow(B) to be lower than originally predicted, due to higher operating costs, as outlined above, coupled with higher than expected capital and landfill expenditures which are outlined below.  These amounts were partially offset by lower expected cash taxes.

Capital and landfill expenditures
We anticipate that capital and landfill expenditures will be higher than originally expected for 2015.  The expectation for higher spending is largely attributable to higher growth capital spending.  The purchase of a facility in our North segment for a new residential contract we commence servicing in January 2016, coupled with new capital to retain a residential collection contract in our East segment are the two primary contributors to higher capital and landfill spending than anticipated.  We expect total capital and landfill expenditures to be about $10,000 higher in 2015 than the $240,000 we expected when we established our outlook for the year.

Progressive Waste Solutions Ltd. – July 30, 2015 - 17

Expected annual cash dividend
In recognition of our continuing expectation for strong free cash flow(B), our expected annual dividend increased by Canadian four cents to Canadian sixty-eight cents effective September 30, 2015.

Other assumptions and factors
All other assumptions and factors remain unchanged and are consistent with those outlined in our February 26, 2015 press release.

Caution regarding forward looking statements
The Company’s 2015 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

 Management will hold a conference call on Thursday, July 30, 2015, at 8:30 a.m. (ET) to discuss results for the three and six months ended June 30, 2015. Participants may listen to the call by dialing 1-888-300-0053, conference ID 74404375, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Thursday, August 13, 2015, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 74404375. International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. – July 30, 2015 - 18